3-31-02

1086888

02030351

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**
**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**



For the month of March, 2002

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 11
Toronto, Ontario, Canada M4W 1E5
(416) 926-3500

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __ Form 40-F x

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No x



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date: March 28, 2002

By: ______________________
Name: Christer V. Ahlvik
Title: Vice President and Assistant Corporate Secretary

Manulife Financial

# Notice of Annual Meeting and Proxy Circular

Manulife Financial Corporation
Annual Meeting – April 30, 2002

# Table of Contents


Invitation to Shareholders 1
Notice of Meeting 1
Q&A on Voting at the Annual Meeting 2
Business of the Meeting 4
Board of Directors 4
Board of Directors Meetings Held and Attendance of Directors 7
Resolution Relating to Director Equity Incentive Plan 7
Mandate and Report of the Corporate Governance and Nominating Committee 8
Statement of Corporate Governance Practices 9
Mandate and Report of the Audit Committee and the Conduct Review Committee 11
Board of Directors' Compensation 12
Mandate and Report of the Management Resources and Compensation Committee 13
Corporate Governance and Nominating Committee Report on the President and Chief Executive Officer's Compensation 14
Performance Graph 14
Statement of Officers' Compensation 15
Directors, Executive Officers and Senior Officers – Indebtedness 19
Directors' and Officers' Insurance 20
Additional Information 20
Directors' Approval 20
Procedures for Considering Shareholder Proposals 20



Printed in Canada on environmentally friendly paper. Please recycle.
La circulaire de sollicitation de procurations est aussi disponible en français.

# Invitation to Shareholders

Dear Shareholder:
On behalf of the Board of Directors, management and employees, we invite you to attend Manulife Financial Corporation's Annual Meeting of shareholders on Tuesday, April 30, 2002. This Meeting will be combined with the Annual Meeting of policyholders and shareholders of The Manufacturers Life Insurance Company ("Manufacturers Life").

The items of business to be considered at this Meeting are described in the Notice of Annual Meeting and Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the instructions included on the proxy form for telephone or Internet voting. You may also complete and return the enclosed proxy form in the envelope provided.

During the Meeting, we will review the affairs of the Company and our plans for the future. You will also have an opportunity to ask questions and to meet your Directors and executives.

We look forward to seeing you at the Meeting.

Signed,

Arthur R. Sawchuk
Chairman of the
Board of Directors
February 28, 2002

Signed,

Dominic D'Alessandro
President and
Chief Executive Officer

# Notice of Annual Meeting of Shareholders of Manulife Financial Corporation

The Annual Meeting of shareholders of Manulife Financial Corporation (the "Company") will commence at 10:00 am on Tuesday, April 30, 2002 (Toronto time) at the Company's Head Office, 200 Bloor Street East, International Room, Toronto, Ontario.
The Meeting will have the following purposes:

1. to receive the Consolidated Financial Statements of the Company for the year ended December 31, 2001 together with reports of the auditor and the actuary on those statements;
2. to elect Directors of the Company;
3. to appoint auditors of the Company for 2002;
4. to consider and, if thought fit, to approve a Director Equity Incentive Plan for non-employee Directors of the Company; and
5. to transact such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

The accompanying Proxy Circular of the Company provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to transmit your voting instructions or complete and return the proxy are provided with the form of proxy and are described in the Proxy Circular of the Company. To be valid, proxies must be received by CIBC Mellon Trust Company ("CIBC Mellon") at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on April 26, 2002, or if the Meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the Meeting is adjourned.

By order of the Board of Directors,

Signed,

Joseph J. Pietroski
Senior Vice President and Corporate Secretary
February 28, 2002

# Q&A on Voting at the Annual Meeting

**Your vote is important, and you can exercise your right to vote whether you choose to attend the Meeting or not. Find out how below:**

### Q. Am I entitled to vote?

**A.** You are entitled to vote if you were a holder of common shares of Manulife Financial Corporation ("Common Shares") as of the close of business on March 15, 2002. Each Common Share is entitled to one vote except Common Shares that are beneficially owned by:

1. the Government of Canada, provincial government or any of their agencies; or
2. the government of a foreign country or any political subdivision thereof or any of their agencies.

### Q. What if I buy shares after March 15, 2002?

**A.** In order to vote shares acquired after March 15, 2002, you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request that your name be included in the list of shareholders no later than April 19, 2002 by contacting CIBC Mellon as described in the Notice of Meeting.

### Q. What am I voting on?

**A.** You will be entitled to vote on resolutions relating to the election of Directors, the appointment of auditors and the creation of a Director Equity Incentive Plan.

### Q. How can I vote?

**A.** How you exercise your vote depends on whether you are a registered or non-registered shareholder.

You are a registered shareholder if you have a share certificate registered in your name.

You are a non-registered shareholder if:

1. you received a Share Ownership Statement upon demutualization and have not requested a share certificate; or
2. your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker) or in the name of a clearing agency of which the intermediary is a participant.

Please refer to the appropriate section below for instructions on how to exercise your right to vote.

### Q. Who votes my shares and how will they be voted if I return a proxy?

**A.** By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.

The shares represented by your proxy must be voted as you instruct in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted in favour of the appointment of auditors, the election of Directors nominated by management, and the resolution approving the Director Equity Incentive Plan.

### Q. Can I revoke a proxy or voting instruction?

**A.** If you are a registered shareholder and have voted by Internet or telephone, you may override your previous vote by voting again.

If you are a registered shareholder and have returned a proxy, you may revoke it by:

1. completing and signing a proxy bearing a later date, and delivering it to CIBC Mellon; or
2. delivering a written statement, signed by you or your authorized attorney to:
   (a) the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 at any time up to and including April 29, 2002, or the business day preceding the day to which the Meeting is adjourned; or
   (b) the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day to which the Meeting is adjourned.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to a nominee (for Share Ownership Statement holders) or an intermediary at any time by written notice, provided that the revocation is received at least seven days prior to the Meeting.

### Q. Who is soliciting my proxy?

**A.** Your proxy is being solicited on behalf of the management of Manulife Financial Corporation. The solicitation will be primarily by mail, but may also be made by telephone and in writing. The Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of such services, estimated at $75,000, would be paid by the Company.

### Q. How many Common Shares are outstanding?

**A.** As at February 28, 2002 there were 482,484,246 Common Shares outstanding.

No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 per cent of the voting rights attached to any class of Manulife Financial Corporation shares.

### Q. Is my vote confidential?

**A.** Your vote is confidential. Proxies are received, counted and tabulated by Manulife Financial Corporation's transfer agent, CIBC Mellon, or in Hong Kong and the Philippines by its authorized agents. CIBC Mellon does not disclose individual shareholder votes to Manulife Financial Corporation. However, CIBC Mellon may, upon request, provide the Company with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

### Q. What if I have a question?

**A.** If you have any questions regarding the Annual Meeting, please contact CIBC Mellon or its authorized agent nearest you:

| | |
|---|---|
| Canada: | CIBC Mellon at 1-800-783-9495 |
| United States: | CIBC Mellon at 1-800-783-9768 |
| Hong Kong: | Central Registration Hong Kong Limited<br>Registered Shareholders: (852) 2862-8628<br>Ownership Statement Holders: (852) 2500-3201 |
| Philippines: | The Hong Kong and Shanghai Banking Corporation Limited (Philippines) at (632) 636-7306 |

## Voting By Registered Shareholders:

As a registered shareholder, you may vote in one of several ways:

**1. ATTEND THE MEETING**

You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to CIBC Mellon authorizing you to do so.

OR

**2. BY PROXY**

If you do not plan to attend the Meeting, you may cast your vote by proxy in one of two ways:

(a) you may authorize the management representatives of the Company named in the proxy to vote your shares. You may convey your voting instructions:

- By Internet (Worldwide) – Go to the Web site (www.proxyvoting.com/mfc) and follow the instructions on the Web site. You will need your 13-digit control number (located on the front of the proxy form) to identify yourself to the system;
- By Telephone (North America) – Call the toll free number on the enclosed proxy and follow the voice instructions. You will need your 13-digit control number (located on the front of the proxy form) to identify yourself to the system;
- By Mail (Worldwide) – Complete the enclosed paper proxy form in full, sign and return it in the envelope provided; or

(b) you may appoint some other person to attend the Meeting and vote your shares on your behalf. The paper proxy form is the only voting option by which a shareholder may appoint someone as proxy other than the management representatives named on the proxy form.

If you choose option (b), print your appointee's name in the blank space on the enclosed paper proxy form, and indicate how you would like your shares voted. Sign and return the completed proxy in the envelope provided. Your votes can only be counted if your appointee attends the Meeting and votes on your behalf.

## Voting By Non-Registered Shareholders:

As a non-registered shareholder who is required to receive Meeting materials, you will have received a package from an intermediary who holds your shares (for example, your broker) that will contain either:

- a proxy registered as to the number of shares beneficially owned by you, but which is otherwise incomplete (the proxy may be signed by the intermediary, but unsigned if you hold a Share Ownership Statement); or
- a voting instruction form.

*Carefully follow the instructions that accompany the proxy or voting instruction form.*

*If you are a non-registered shareholder in Hong Kong or the Philippines, and your shares are held by a broker, you may not receive a proxy or a voting instruction form. You should contact your broker if you wish to vote.*

As a non-registered shareholder, you may vote in one of two ways:

**1. ATTEND THE MEETING**

(a) if you hold a Share Ownership Statement, simply attend the Meeting and vote;

(b) if you have received a proxy from your intermediary, insert your name in the blank space provided on the proxy form. Sign the proxy if it has not been signed by the intermediary. Return the completed proxy in the enclosed envelope. When you arrive at the Meeting, you should advise the registration staff that you are a proxy appointee; or

(c) if you have received a voting instruction form, follow the instructions on it.

OR

**2. BY PROXY**

(a) if you hold a Share Ownership Statement and do not plan to attend the Meeting, you may vote by authorizing the management representatives of Manulife Financial Corporation who have been named in the proxy to vote your shares. If you choose this option, refer to paragraph 2(a) under the heading "By Proxy" under "Voting by Registered Shareholders."

(b) if you received a proxy from your intermediary and do not plan to attend the Meeting, you may vote by authorizing the management representatives of Manulife Financial Corporation named in the proxy to vote your shares. If you choose this option, complete, sign (if unsigned by the intermediary) and return the proxy as instructed on the proxy form; or

(c) if you have received a voting instruction form, follow the instructions on it.

***To ensure that your vote is recorded, your proxy must be received by CIBC Mellon at its Toronto office no later than 5:00 p.m. (Toronto time) on April 26, 2002, or if the Meeting is postponed, no later than 5:00 p.m. (Toronto time) two business days before the alternate date.***

# Business of the Meeting

**1. ELECTION OF THE BOARD OF DIRECTORS**

A complete list of Directors, including nominees proposed for election as Directors of the Company, and their biographies follows under the heading "Board of Directors." Directors' attendance at Board and Committee meetings is set forth under the heading "Board of Directors Meetings Held and Attendance of Directors."

Nominees for election to the Company's Board of Directors are:

**For a term of three years:**

Kevin E. Benson
Lino J. Celeste
Gail C.A. Cook-Bennett
Dominic D'Alessandro
Allister P. Graham
Gordon G. Thiessen

**2. APPOINTMENT OF AUDITORS**

The Directors and management propose that the firm of Ernst & Young LLP be appointed as auditors for the 2002 fiscal year. Ernst & Young LLP has served as Manulife Financial's auditor for more than five years.

For 2001, fees charged by Ernst & Young LLP for audit and related services to the Manulife Financial group of companies were $4.7 million. Additional fees for consulting services amounted to $2.4 million. Total fees as at the date of this Proxy Circular stand at $7.1 million.

Consulting services include actuarial, systems and tax-related mandates as well as assignments pertaining to regulatory filings, accounting matters and the issuance of securities. The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors.

**3. RESOLUTION RELATING TO DIRECTOR EQUITY INCENTIVE PLAN**

The resolution to approve the creation of a Director Equity Incentive Plan is set forth under the heading "Resolution Relating to Director Equity Incentive Plan."

# Board of Directors

**Manulife Financial Corporation aims to elect one third of its Board each year. Directors may be elected for terms of up to three years. Dr. Cook-Bennett, and Messrs. Benson, Celeste, D'Alessandro, Graham and Thiessen are each being nominated for election for terms of three years, which will expire in 2005.**

**The following provides background information on the Directors of the Company, including nominees proposed for election.**



**ARTHUR R. SAWCHUK**
Director Since[1]: 1993
Term Expires: 2004
Common Shareholdings[2]: 22,000
Deferred Share Units ("DSUs"): 2,468

Arthur Sawchuk is Chairman of the Board, first elected in 1998. Before that, he retired from DuPont Canada Inc., as Chairman, President and Chief Executive Officer. He also serves as a director of OntarioPower Generation Inc., Manitoba Telecom Services Inc., and Bowater Inc.



**DOMINIC D'ALESSANDRO**
Director Since: 1994
Term Expires: 2002
Common Shareholdings: 281,250
DSUs: 201,700

Dominic D'Alessandro is President and Chief Executive Officer of the Company. Before joining Manufacturers Life in 1994, he was President and Chief Executive Officer as well as a director of Laurentian Bank. Mr. D'Alessandro serves as a director of the Hudson's Bay Company, the Canadian Life and Health Insurance Association (CLHIA) and is a member of the Canadian Council of Chief Executives. Mr. D'Alessandro was Chair of the 1998 Greater Toronto Area United Way Campaign and is the Chair of the Salvation Army's 2001/2002 Ontario capital campaign.

(1) "Director Since" refers to the year the Director was first elected to the Board of Directors of Manufacturers Life. When Manufacturers Life demutualized, it became a wholly owned subsidiary of Manulife Financial Corporation.

(2) "Common Shareholdings" refers to the number of Common Shares over which control or direction is exercised by the Director as at February 28, 2002.



**KEVIN E. BENSON**
Director Since: 1995
Term Expires: 2002
Common Shareholdings: 5,320
DSUs: 1,117

Kevin Benson is President and Chief Executive Officer of The Insurance Corporation of British Columbia, and a director of several international companies. He has previously served as President of The Jim Pattison Group, and as President and Chief Executive Officer of Canadian Airlines.



**JOHN M. CASSADAY**
Director Since: 1993
Term Expires: 2004
Common Shareholdings: 20,000
DSUs: 1,379

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. He also serves as a director of Loblaw Companies Limited and Premdor Inc., and is an advisor to Nestlé Canada Inc. Mr. Cassaday is also active in the non-profit sector and serves on the board of St. Michael's Hospital.



**LINO J. CELESTE**
Director Since: 1994
Term Expires: 2002
Common Shareholdings: 6,300
DSUs: 666

Lino Celeste is past Chairman and a current director of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming Chairmanship, Mr. Celeste was President and Chief Executive Officer of NBTel. He also serves as a director of NB Power and as Chairman of the Saint John Foundation, a charitable organization.



**GAIL C.A. COOK-BENNETT**
Director Since: 1978
Term Expires: 2002
Common Shareholdings: 7,500
DSUs: 671

Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board. She also serves as a director of Groupe Transcontinental GTC Ltée., Enbridge Consumers' Gas, and Petro-Canada. She has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Trilateral Commission and an active volunteer in several organizations.



**ROBERT E. DINEEN, JR.**
Director Since: 1999
Term Expires: 2003
Common Shareholdings: 14,500
DSUs: 2,236

Robert Dineen is a Partner of Shearman & Sterling, Attorneys-at-Law in New York, and has extensive experience in international financial transactions. He also serves as a director of Nova Chemicals Corporation, and Resources for Children with Special Needs.



**PIERRE Y. DUCROS**
Director Since: 1999
Term Expires: 2003
Common Shareholdings: 27,800
DSUs: 1,465

Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros also serves as a director of BCE Emergis, Cognos Inc. and National Bank Financial.



**ALLISTER P. GRAHAM**
Director Since: 1996
Term Expires: 2002
Common Shareholdings: 25,224
DSUs: 1,401

Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited. Currently, he serves as the Chairman of Nash Finch Company, a U.S. wholesale/retail food distributor. Mr. Graham is also a director of Hydro One. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C.



**THOMAS E. KIERANS**
Director Since: 1990
Term Expires: 2003
Common Shareholdings: 30,681
DSUs: nil

Thomas Kierans is Chairman of The Canadian Institute for Advanced Research in Toronto. Before assuming this position, he was President and Chief Executive Officer of the C.D. Howe Institute and before that, President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.). Mr. Kierans is also Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervision. He serves as a director and advisor to several other companies.



**LORNA R. MARSDEN**
Director Since: 1995
Term Expires: 2004
Common Shareholdings: 17,732
DSUs: 674

Lorna Marsden is President and Vice Chancellor, and a member of the Board of Governors of York University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including the Institute for Work & Health and the Centre for Development and Population Activities in Washington, D.C.



**JOHN D. RICHARDSON**
Director Since: 1999
Retired: January 31, 2002
Common Shareholdings: 13,000
DSUs: 113,679

John Richardson retired from the Board in anticipation of his planned March 2002 retirement from his current position as Senior Executive Vice President of the Company. Mr. Richardson joined Manufacturers Life in 1992 as Senior Vice President, Financial Services, bringing more than 20 years experience in the financial services industry. He serves as a Governor of Junior Achievement of Metro Toronto & York Region, a member of the Advisory Board of the Peter F. Drucker Canadian Foundation, Vice Chair of Lakehead University Foundation, and a director of Ellis-Don Construction.



**HUGH W. SLOAN, JR.**
Director Since: 1985
Term Expires: 2003
Common Shareholdings: 7,210
DSUs: 1,182

Hugh Sloan is Deputy Chairman of the Woodbridge Foam Corporation in Troy, Michigan. A former Staff Assistant to the President of the United States, Mr. Sloan also serves as a director of a number of Canadian and American corporate, community and charitable organizations. He is also a former Trustee of Princeton University.



**GORDON G. THIESSEN**

Gordon Thiessen joined Manulife Financial Corporation's Board in February 2002, following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as its Governor. Mr. Thiessen also serves as a director of IPSCO Inc., the Institute for Research on Public Policy and the University of Saskatchewan, and is Campaign Chair for the Neuromuscular Research Partnership.



**MICHAEL H. WILSON**
Director Since: 1995
Term Expires: 2004
Common Shareholdings: 25,000
DSUs: 1,297

Michael Wilson is President and Chief Executive Officer of Brinson Canada Co. Prior to July, 2000, Mr. Wilson was Vice-Chairman and a director of RBC Dominion Securities Inc. in Toronto. He has been the Federal Minister for Finance, Industry, Science & Technology, and International Trade in the Government of Canada. Mr. Wilson also serves as a director of BP p.l.c. and UBS Asset Management. He is active in a number of North American community organizations, and is Chair of the Mental Health Implementation Task Force for the Government of Ontario.

## Shareholdings of Board Members as at February 28, 2002

- Total number of Common Shares held by all Directors: 490,517
- Total number of Common Shares held by all non-employee Directors: 209,267
- Total number of DSUs held by all Directors: 216,256
- Total number of DSUs held by all non-employee Directors: 14,556
- Total value of Common Shares and DSUs held by all Directors: $29,331,080
- Total value of Common Shares and DSUs held by all non-employee Directors: $9,288,655

* All figures reported in this Proxy Circular are in Canadian currency. Values are based on the closing price of Common Shares on The Toronto Stock Exchange as at February 28, 2002: $41.50.

# Board of Directors
# Meetings Held and Attendance of Directors

**The information presented below reflects Board of Directors meetings held and attendance of Directors for the year ended December 31, 2001.**

**SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD**

| | |
|---|---|
| Board of Directors | 12 |
| (a) Corporate Governance and Nominating Committee | 3 |
| (b) Management Resources and Compensation Committee | 4 |
| (c) Audit Committee | 6 |
| (d) Conduct Review Committee | 1 |

(1) Members of management are not members of any Committee of the Board, but regularly attend Committee and Board meetings.

(2) Prior to May 1, 2001, Mr. Benson was a member of the Corporate Governance and Nominating Committee.

(3) Prior to May 1, 2001, Dr. Marsden was a member of the Audit Committee and Conduct Review Committee.

(4) Mr. Richardson retired from the Board on January 31, 2002, in anticipation of his planned retirement from the Company in March 2002.

**SUMMARY OF ATTENDANCE OF DIRECTORS**

| Director | Board Meetings Attended | Committee Meetings Attended |
|---|---|---|
| Arthur R. Sawchuk[a, Chair, b, c & d] (Chair of the Board) | 12 of 12 | 3 of 3 |
| Dominic D'Alessandro | 12 of 12 | 14[1] |
| Kevin E. Benson[c & d] | 12 of 12 | 6 of 6[2] |
| John M. Cassaday[b, Vice Chair] | 12 of 12 | 4 of 4 |
| Lino J. Celeste[a] | 9 of 12 | 3 of 3 |
| Gail C.A. Cook-Bennett[b] | 11 of 12 | 4 of 4 |
| Robert E. Dineen, Jr.[a] | 11 of 12 | 3 of 3 |
| Pierre Y. Ducros[b] | 12 of 12 | 4 of 4 |
| Allister P. Graham[c & d] | 11 of 12 | 7 of 7 |
| Thomas E. Kierans[c, Chair & d, Chair] | 11 of 12 | 6 of 7 |
| Lorna R. Marsden[b] | 12 of 12 | 3 of 4[3] |
| John D. Richardson[4] | 12 of 12 | 11[1] |
| Hugh W. Sloan, Jr.[b, Chair] | 10 of 12 | 4 of 4 |
| Michael H. Wilson[c & d] | 9 of 12 | 5 of 7 |

# Resolution Relating to Director Equity Incentive Plan

Attracting and retaining the most talented and experienced directors contributes to the long-term success of the Company.

To achieve this, Manulife's management, with the assistance of external consultants, regularly conducts compensation reviews for the Company's Chairman and Directors. Comparisons are made with Canadian-based companies of similar market size.

This year's review identified a gap to market due to an absence of an equity compensation component. A majority of Canadian companies surveyed in 2001 provide equity grants to non-employee directors.

Based on this information, at this Meeting, shareholders are being asked to approve a resolution to create a Director Equity Incentive Plan.

**CREATION OF THE DIRECTOR EQUITY INCENTIVE PLAN**

- At the Meeting, shareholders will be asked to consider and, if thought fit, to approve with or without variation, a resolution in the form set forth below approving the Director Equity Incentive Plan (the "Plan").
- The Plan is intended to promote the long-term success of the Company and help the Company attract and retain people with the requisite skills, experience and ability to act as Directors.
- Only Directors (including the Chairman of the Board) who are neither employees or officers of the Company or any of its subsidiaries ("Non-Employee Directors") may participate in the Plan.
- The Plan will complement the Stock Plan for Non-Employee Directors, implemented in 2001, which allows Non-Employee Directors to receive their annual Board and Committee retainers and fees in the form of Common Shares or deferred share units instead of cash.
- The Plan authorizes the Corporate Governance and Nominating Committee ("CGNC") of the Board of Directors to grant stock options, share appreciation rights and deferred share units (all described in further detail below) to Non-Employee Directors.
  - Stock options have a maximum exercise period of 10 years, but may be terminated earlier upon cessation of Board service. Following cessation of Board service, stock options are exercisable for a period of three years (for reasons other than death) and for a period of one year following death. The exercise price will not be less than the closing market price of the Common Shares on The Toronto Stock Exchange on the business day immediately before the date of the grant. Stock options will normally vest fully on the date of grant, subject to the terms of each grant set by the CGNC.
  - Share appreciation rights ("SARs") are rights to receive the equivalent of any increase in the value of a particular number of Common Shares between the date of the grant and the date of exercise. SARs will normally vest fully on the date they are granted, subject to the terms of each grant set by the CGNC.
  - Deferred share units ("DSUs") consist of the right to receive Common Shares (or cash equal to the fair market value of the Common Shares) within a specified period of time following cessation of Board service, subject to the terms of each grant set by the CGNC.
- The CGNC intends to review and approve grant amounts and terms of stock options on an annual basis based on the overall market for director remuneration and other factors that the CGNC considers relevant, and accordingly, the number of stock options granted to Non-Employee Directors may vary from year to year. The CGNC anticipates that the first annual grant of stock options will take place in the third quarter of 2002. The CGNC does not currently intend to grant SARs or DSUs under the Plan.
- It is proposed that the effective date of the Plan will be April 30, 2002.
- The Plan was approved by the Board of Directors on February 5, 2002, subject to the approval of shareholders. A copy of the Plan may be obtained by contacting the Corporate Secretary of the Company.

- The maximum number of Common Shares that may be issued under the Plan is 500,000 Common Shares.
- The rules of The Toronto Stock Exchange require that the resolution be approved by a majority of "disinterested" shareholders. Accordingly, Common Shares held by the prospective beneficiaries of the Plan and their associates ("interested shareholders") may not be voted on this resolution. To the knowledge of management, votes attached to 209,267 Common Shares will not be eligible to be voted as at the date of this Proxy Circular. To pass, the resolution must be approved by a majority of votes cast by disinterested holders of Common Shares present in person or represented by proxy.

**RESOLVED, THAT:**

1. The Manulife Financial Corporation Director Equity Incentive Plan to take effect April 30, 2002, as described in the Proxy Circular be and it is hereby approved.
2. The proper officers of the Company be and they are hereby authorized to sign and deliver for and on behalf of the Company all such documents and instruments and to do all such other acts as may be necessary or desirable to give effect to the foregoing.

# Mandate and Report of the Corporate Governance and Nominating Committee

The Board of Directors at Manulife Financial shares the belief that its role is to ensure that the Company acts in the best interests of its shareholders. In acting on behalf of shareholders, it relies on management to operate the business effectively over the short and long terms.

Thus, it follows that the Board of Directors is separate from management and in executing its role, it is responsible for hiring, retaining and nurturing the senior management of the Company, with particular emphasis on the CEO, acquiring and developing high calibre Board members, contributing to the strategic direction of the Company, understanding risks and opportunities, and ensuring a process for management.

Through management, the Board of Directors ensures that in recognition of its ultimate responsibility for both fiduciary and regulatory matters, sound processes are in place, operating effectively and being monitored. In this role, the Board of Directors takes into account the interests of all stakeholders who can contribute to the Company's success.

Only by doing these things well and focusing on its own continuous improvement can the Board maximize shareholder value over time. The Board of Manulife Financial is dedicated to these beliefs.

With shares listed on exchanges in Toronto, New York, Hong Kong and the Philippines, Manulife Financial is constantly reviewing its governance policies and practices against international standards. As a result, Manulife Financial's corporate governance practices meet or exceed these standards and those of the *Guidelines for Improved Corporate Governance in Canada* (The Toronto Stock Exchange (TSE) Guidelines).

The Corporate Governance and Nominating Committee, chaired by a non-executive Director, oversees the Company's corporate governance process, including the effectiveness of the Board and its Committees, and the contributions of individual Directors. Maintaining high standards requires constant diligence, oversight and improvement. In this spirit, the Board and its Committees took the following measures over the past year:

- Enhanced its Directors' Seminars education program that was first introduced in 2000. Strategic issues are determined by the Board of Directors. Topics covered to date range from a strategic overview by the President and Chief Executive Officer, the Company's human resources strategy, and other key issues such as embedded value, the Company's distribution channels, and financial metrics;
- Approved an Audit Committee Charter that was disclosed in last year's Proxy Circular. A report of the Audit Committee's compliance with its Charter can be found in the section "Mandate and Report of the Audit Committee."
- Completed a review of the Board Committees' structure, mandates and composition that resulted in the realignment of the composition of Committees.
- Reviewed Directors' compensation to ensure that remuneration is competitive and encourages a long-term orientation on their part. As a result of this review, the Company is recommending to shareholders that the Company adopt a Director Equity Incentive Plan. Details of the proposed Plan can be found under the heading "Resolution Relating to Director Equity Incentive Plan;"
- Institutionalized in camera sessions of only non-executive Directors on the agenda of each Board meeting, to review the effectiveness of that meeting and discuss general issues raised by Directors.

Directors require high quality, timely information and access to management to exercise their duties and responsibilities. The Company continually reviews and refines its practices in this regard. Directors rate the quality and timeliness of information highly in the Company's Board Effectiveness Surveys.

The Statement of Corporate Governance Practices that follows is intended to outline the Company's approaches to governance and, where appropriate, to highlight achievements in developing the Company's corporate governance program.

Signed,

Arthur R. Sawchuk (Chair)
Lino J. Celeste
Robert E. Dineen

# Statement of Corporate Governance Practices

| GUIDELINE (Adapted from the TSE Guidelines) | MANULIFE FINANCIAL PRACTICE |
|---|---|
| The Board's independence is fundamental to its stewardship role and to its effectiveness | ◦ The role of the Board is one of stewardship and to act in the best interests of the Company. In doing so, the mandate of the Board is to supervise the management of the business and affairs of the Company.<br>◦ Key to fulfilling its oversight role is the Board's independence. Only one of the Company's Board members, Mr. D'Alessandro (President and CEO), is a "related director;"(1) all other Directors are "unrelated."(2)<br>◦ The roles of Chairman and CEO are separate. The Chairman of the Board, Mr. Sawchuk, is a non-executive Director who has never been an employee of the Company.<br>◦ An agenda item at each Board and Committee meeting is an "in camera" session, at which no members of management are present.<br>◦ The Board and its Committees may retain outside advisors as they deem necessary. Individual Directors may also retain outside advisors, at the Company's expense, to provide advice on any matter before the Board or a Board Committee with prior approval of the Corporate Governance and Nominating Committee ("CGNC").<br><br>(1) Prior to February 2002, the Board included two related directors. Mr. Richardson, Senior Executive Vice President, retired from the Board on January 31, 2002, in anticipation of his retirement from the Company in March 2002.<br>(2) An unrelated Director is a Director who is independent of management and free from any interest and any business or relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. |
| Accountabilities for the Board, its Committees, the Chair, the CEO and individual Directors | ◦ The Board, together with the President & CEO, has enacted specific guidelines defining the scope of duties and expectations of the Board, its Committees, and those of management. Policies that include specific quantitative limits and criteria outline decisions requiring prior approval of the Board.<br>◦ The CGNC conducts regular effectiveness reviews of the Board, its Committees, the Chair and individual Directors.<br>◦ Position descriptions for the Chairman, the CEO and individual Directors have been developed. These are outlined in the *Directors' Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial.*<br>◦ The CGNC conducts a thorough annual performance review of the CEO and, working with him, sets his objectives for the coming year that must be approved by the full Board. His performance is evaluated relative to these objectives, and to the Company's overall performance for its shareholders. |
| The role of Committees in helping the Board fulfill its responsibilities | ◦ The Board relies heavily on its Committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue.<br>◦ Committees have specific terms of reference, are composed entirely of unrelated Directors, and hold in camera meetings without management present.<br>◦ The Board and each of its Committees prepare annual objectives, plans and agendas.<br>◦ Committee Chairs report on each of their meetings and seek approvals as required from the Board of Directors.<br>◦ Reviews of the structure, mandates and composition of the Committees are conducted regularly. The last such review resulted in realigning the membership of the Committees. Committee memberships are found in the section "Board of Directors Meetings Held and Attendance of Directors." |
| The Board's role in providing oversight of the Company's strategic direction | ◦ The Board has ultimate oversight for reviewing the Company's strategies and plans, and monitoring performance in executing its strategies and meeting its plan objectives.<br>◦ Each year, after consultations and meetings with management, the Board reviews and approves strategic plans for the Company and its divisions. The Board considers issues relating to the Company's lines of business and reviews its allocation of resources to those lines of business. The Board also participates in Directors' Seminars to better understand the business of the Company.<br>◦ The Board receives updates from the CEO and other managers on strategic developments, and on the Company's performance vis-à-vis the strategic plan, and ensures plans are adjusted to reflect new conditions or environmental factors.<br>◦ The Board also reviews and approves financial statements, major investments, the raising of capital, organizational restructuring, and other items of significance such as mergers, acquisitions and divestitures. |
| Considering the Company's principal risks, risk management and internal controls | ◦ The Board considers all principal risks facing the Company, as well as measures to manage these risks. The Board has charged the Audit Committee with ensuring that comprehensive policies, risk management policies and internal control systems are in place to mitigate the Company's exposures. This is done quarterly.<br>◦ The Company's risk policies, risk management processes, internal controls and management information systems are updated on a regular basis to ensure they match the Company's risk profile and comply with regulatory requirements. |

| GUIDELINE (Adapted from the TSE Guidelines) | MANULIFE FINANCIAL PRACTICE |
|---|---|
| Considering the Company's principal risks, risk management and internal controls (continued) | ◦ The Audit Committee Charter was approved by the Audit Committee and ratified by the Board of Directors. The Charter complies with the requirements for New York Stock Exchange listed companies. A report on the Company's compliance with its Charter can be found in the section "Mandate and Report of the Audit Committee and Conduct Review Committee."<br>◦ The Audit Committee has direct communication, including in camera meetings, with the internal and external auditors, as well as with the Company's principal regulator, the Office of the Superintendent of Financial Institutions Canada (OSFI). |
| Succession planning (including appointing, training, monitoring senior management) | ◦ The Management Resources and Compensation Committee ("MRCC") oversees the Company's human resources strategy. It conducts an annual review of the senior management succession planning process and plans, and global corporate leadership development programs.<br>◦ The MRCC approves the appointment of senior management and reviews the annual performance of senior executives. Additional information on the MRCC can be found under the heading "Mandate and Report of the Management Resources and Compensation Committee." |
| Board size and composition are important to its effectiveness | ◦ The current Board roster is effective, and provides a diversity of experience and viewpoints. |
| Director nomination/Board composition | ◦ The CGNC defines the requisite skills and experience required of Directors and nominates candidates to the Board for election by the shareholders.<br>◦ The CGNC analyzes the Board's desired expertise and background profile to ensure broadly-based and diverse experience that will support the Company's strategy and operations. This allows the CGNC and the Board to nominate qualified individuals. |
| Equipping Directors to fulfill their roles – Director orientation/ education | ◦ The Company maintains an orientation program for new Directors and an ongoing continuing education program for all Directors.<br>◦ As part of the continuing education program, Directors' Seminars help Directors better understand the Company's strategies and operations.<br>◦ The *Directors' Manual* is a comprehensive reference source about the Company. Regularly updated, the Manual is also given to corporate officers with governance-related responsibilities. |
| Board, Committee and individual Director evaluation | ◦ The Board has completed its latest assessment, which included analysis of results and recommendations for improvement.<br>◦ Results were reviewed by the CGNC. The Chair met with individual Directors, as well as the Board, to plan the implementation of recommendations. The CGNC is monitoring progress. |
| Director compensation – providing a long-term orientation | ◦ Directors are encouraged to invest in the Company and more than 90 per cent of eligible non-employee Directors have chosen equity (Common Shares or DSUs) as part of their remuneration. This helps align their objectives with those of the shareholders and allows the Company to attract and retain talented and experienced Directors. The specific elements of Directors' compensation are outlined in the section headed "Board of Directors' Compensation."<br>◦ At the Meeting, shareholders will be asked to approve a Director Equity Incentive Plan. Details of the proposed Plan can be found under the heading "Resolution Relating to Director Equity Incentive Plan." |
| Ensuring integrity of communications between the Company and its stakeholders, including the treatment and release of Company information | ◦ The Board of Directors has approved policies relating to the treatment and release of Company information in a timely and broadly disseminated basis, as required by securities laws.<br>◦ The Board, with help from the Audit Committee, approves annual and quarterly reports on the Company's performance, as well as material public communications.<br>◦ The CGNC has developed a process to consider shareholder proposals, which is outlined in the section headed "Procedure for Considering Shareholder Proposals."<br>◦ The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information. Manulife Financial shares information with individual shareholders, institutional investors and financial analysts through its Investor Relations (IR) Department, and to the media through its Corporate Communications Department.<br>◦ The IR Department reports to each Board meeting on share performance, issues raised by shareholders and analysts, the Company's institutional shareholder base, and a summary of recent IR activities.<br>◦ The Company's Web site www.manulife.com features Webcasts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information. |

# Mandate and Report of the Audit Committee and the Conduct Review Committee

Consisting of five independent members, the Audit Committee oversees the Company's financial reporting disclosure, risk management, compliance systems and reporting. The Committee meets privately with the external and internal auditors to review management's financial stewardship.

The Audit Committee is responsible for reviewing annual and quarterly financial statements before their approval by the full Board, and before publication. The full mandate of the Audit Committee was described in the Proxy Circular for the Annual Meeting held on May 1, 2001. The Charter is always available upon request from the Company's Corporate Secretary.

The Audit Committee has:

- reviewed and discussed with management the audited financial statements as at December 31, 2001;
- discussed with the external auditor all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence; and
- received the written disclosures from the external auditor recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

Based on this information, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report to Shareholders.

The Committee also reviewed its mandate and performance. The Committee is satisfied with the appropriateness of its mandate and is satisfied that it met the terms of its mandate in 2001.

Of special note, the Committee reviewed and continues to monitor the Company's response to the events of September 11, 2001. The Committee remains satisfied that the Company is taking appropriate measures in its handling and disclosure of the impact on the Company's operations.

Following is a review of the Audit Committee's activities in 2001.

**EXTERNAL AUDITOR**

- Reviewed the performance of the external auditor and recommended reappointment for shareholders' approval;
- Reviewed the independence of the external auditor, based on the auditor's disclosure of its relationships with the Company and compensation;
- Approved the fees payable to the external auditor; and
- Reviewed the overall scope and plans of the annual audit with the external auditor and management.

**INTERNAL AUDITOR**

- Reviewed the appointment (at the time of the appointment) and independence of the internal auditor; and
- Reviewed the mandate, independence, qualifications, resources and annual work plan of the internal audit department.

**FINANCIAL REPORTING**

- Reviewed with management and the external auditor prior to publication the annual consolidated financial statements and the interim financial statements. Review included a discussion with the external auditor about matters required to be disclosed under generally accepted auditing standards.

**RISK MANAGEMENT AND REGULATORY COMPLIANCE**

- Ensured that a risk management process is fully operational and that a Chief Risk Officer provides regular reports.
- Reviewed and approved risk management policies recommended by management;
- Reviewed management reports demonstrating compliance with risk management policies;
- Reviewed staff appointed to administer risk management policies;
- Reviewed reports, opinions and recommendations prepared by the Appointed Actuary of the Company in compliance with the *Insurance Companies Act* (Canada);
- Reviewed reports from the external auditor and the internal auditor relating to the adequacy of the Company's risk management practices, as well as management's responses;
- Reviewed the Company's legal and regulatory compliance with the Chief Compliance Officer, including all correspondence from regulators; and
- Held its annually scheduled meeting with the Office of the Superintendent of Financial Institutions Canada (OSFI), the Company's principal regulator, to discuss OSFI's findings and recommendations arising from OSFI's annual examination, and management's response.

**CONDUCT REVIEW COMMITTEE**

The Conduct Review Committee ensures that appropriate procedures are in place for dealing with 'related party' transactions, particularly any transactions that could have a material impact on the stability or solvency of the Company. It oversees procedures for resolving conflicts of interest, fraud, information security, restricting the use of confidential information and dealing with customer complaints.

The Conduct Review Committee and Audit Committee prepare annual working plans to ensure they meet all of their duties and responsibilities required by the Company's governing legislation, the *Insurance Companies Act* (Canada), the Audit Committee's Charter and the Company's Administrative Resolutions.

Signed,

Thomas E. Kierans (Chair)
Kevin E. Benson
Allister P. Graham
Arthur R. Sawchuk
Michael H. Wilson

# Board of Directors' Compensation

At Manulife, Board of Directors' compensation is designed to allow the Company to attract and retain the most talented and experienced directors, leading to the long-term success of the Company. This requires that Directors be adequately and competitively compensated.

### BOARD OF DIRECTORS' COMPENSATION

- Only non-employee Directors are compensated for Board service.
- Directors residing in the United States receive the same amount of compensation as Directors residing in Canada, but are paid in U.S. dollars.
- Annual retainer: $30,000 per year (payable quarterly). The annual retainer is intended to include compensation for time spent at development and education programs that help Directors better understand the Company, as well as their duties and responsibilities on the Board.
- Board meeting fee: $1,500 per meeting.
- Committee meeting fee: $1,200 per meeting.
- Committee membership fee: $3,000 per year.
- Committee Chair fee: $5,000 per year (in addition to Committee membership fee).
- Annual Retainer for Chair of the Board: $200,000 per year (but no other compensation is paid to the Chair by the Company).
- Where applicable, an allowance is provided for travel time. Travel and out-of-pocket expenses are reimbursed.
- A Director shall only be compensated once for serving as both a Director of Manulife Financial Corporation and of Manufacturers Life.

### STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

All Directors are strongly encouraged to hold an equity position in the Company having a minimum value of $100,000 within five years of joining the Board of Directors.

At the Annual and Special Meeting held May 4, 2000, the shareholders of the Company approved a Stock Plan for Non-Employee Directors ("Directors' Plan") that became effective January 1, 2001.

Under the Directors' Plan, non-employee Directors may choose to receive either 50 per cent or 100 per cent of their annual Board and Committee retainers and fees, or in the case of the Chair, the Chair's annual retainer, in the form of Common Shares or DSUs. Upon termination of Board service, non-employee Directors may elect to receive cash or Common Shares equal to the value of their DSUs. The maximum number of shares that may be issued under the Directors' Plan is 500,000 Common Shares.

### DIRECTOR EQUITY INCENTIVE PLAN

At this Meeting, shareholders are being asked to approve a resolution to create a Director Equity Incentive Plan. Details of the Plan are set forth under the heading "Resolution Relating to Director Equity Incentive Plan."

# Mandate and Report of the Management Resources and Compensation Committee

## Report on Executive Compensation

The Management Resources and Compensation Committee (the "MRCC") reviews the Company's global human resources strategy, policies and key programs with special focus on executive succession, development and compensation.

The MRCC reviews succession plans and leadership development programs annually. It approves the appointment, succession and remuneration of the Company's senior management, including Executive Vice Presidents and Senior Vice Presidents, but excluding the President and Chief Executive Officer, whose compensation is reviewed by the Corporate Governance and Nominating Committee.

The MRCC reviews global compensation policies that are designed to recognize and reward performance, as well as attract and retain key talent. In addition, the MRCC approves the Company's compensation and benefit programs, annual incentive plans and payments, and Executive Stock Option plans and grants.

### EXECUTIVE COMPENSATION

The Company's executive compensation program has four key components: base salary, annual incentives, long-term incentives and benefits.

### BASE SALARY

The MRCC approves the salary ranges and individual salary increases for all Executive Vice Presidents and Senior Vice Presidents. It also reviews and approves the salary ranges and incentive plan designs for all Vice Presidents.

### ANNUAL INCENTIVE PLAN

The Company's Annual Incentive Plan ("AIP") provides executive officers of the Company with the opportunity to earn incentive bonuses based on the achievement of pre-established corporate, divisional and individual performance objectives.

AIP performance measures are approved by the MRCC annually. Incentive awards vary based on organizational level. Target incentive awards range from 20 per cent to 50 per cent of base salary, assuming performance objectives are achieved. When corporate and divisional performance objectives are significantly exceeded, a participant can receive incentive awards up to a maximum of 2.5 times target. If corporate and divisional performance objectives are below targeted performance, the incentive awards are adjusted accordingly. The Named Executive Officers participate in the AIP on the same basis as all other officers.

### LONG TERM INCENTIVES

*Executive Stock Option Plan*

The Executive Stock Option Plan ("ESOP") was introduced in October 2000 for executive officers, replacing the Long Term Incentive Plan ("LTIP"). The ESOP was approved at the Company's first Annual and Special Meeting of Shareholders that took place on May 4, 2000. The ESOP is designed to:

- motivate management performance through incentive compensation;
- encourage management ownership in the Company to further align the interests of executives with those of our shareholders – creating long-term shareholder value;
- attract and retain executive talent; and,
- enable executives to participate in the long-term growth and financial success of the Company.

The MRCC has authorization to grant stock options, deferred share units, share appreciation rights ("SARs"), restricted shares and performance awards to officers and employees of the Company or its affiliates. The maximum number of Common Shares that may be issued under the ESOP is 36,800,000 Common Shares.

*Stock Options*

Stock options were granted to eligible officers on February 12, 2001. These options have a maximum exercise period of 10 years and vest at the rate of 25 per cent per year, with the first 25 per cent vesting one year after the grant date. The exercise price was $41.75, which was the closing price of Common Shares as reported on The Toronto Stock Exchange on the last trading day prior to the date of grant.

*Deferred Share Units*

Deferred share units ("DSUs") represent the right to receive Common Shares equal to the number of DSUs held by the participants. DSUs vest at a rate of 25 per cent per year, with the first 25 per cent vesting on the grant date. Additional DSUs are credited to participants' accounts at the same rate as dividends are declared on the Company's Common Shares. A participant is eligible to redeem vested DSUs into Common Shares upon retirement or termination of employment. No DSUs were granted to participants in 2001.

*Executive Stock Ownership Guidelines*

On June 14, 2000, the MRCC approved guidelines for key officers that require stock holdings, including deferred share units, proportionate to the individual's compensation and position with the Company. Newly hired and promoted executives are given five years to achieve the following guidelines:

- President and Chief Executive Officer – 3.0 times base salary
- Senior Executive Vice Presidents – 2.5 times base salary
- Executive Vice Presidents – 2.0 times base salary
- Senior Vice Presidents – 1.5 times base salary

These guidelines support the Company's belief in stock ownership by executives.

### BENEFITS

The Company has a benefits package comprised of a group life and health program, pension plan and Executive Flexible Spending Account.

Signed,

Hugh W. Sloan, Jr. (Chair)
John M. Cassaday (Vice Chair)
Gail C.A. Cook-Bennett
Pierre Y. Ducros
Lorna R. Marsden
Arthur R. Sawchuk

# Corporate Governance and Nominating Committee Report on the President and Chief Executive Officer's Compensation

The Corporate Governance and Nominating Committee ("CGNC") makes recommendations about the compensation of the President and Chief Executive Officer. The CGNC is guided by policies established by the MRCC, which are reviewed and approved by the Board of Directors.

The President and Chief Executive Officer's compensation is composed of base salary, annual incentive, long-term incentives and benefits.

Each year, the Board assesses the performance of the President and Chief Executive Officer on the basis of:

- several pre-determined financial and non-financial objectives;
- the financial and profitability objectives of the Company;
- human resources management, including leadership development and succession planning of management resources; and
- the relationship with shareholders, the financial community, governments and the public.

The President and Chief Executive Officer participates in the Annual Incentive Plan (AIP) at a target level of 75 per cent of base salary. The maximum award that the President and CEO could receive under this plan is 200 per cent of base salary, assuming that Company and personal performance significantly exceeds established targets. The CGNC has discretion to approve an award above the plan maximum for exceptional performance.

Despite challenging economic conditions, Manulife Financial continued to perform well in 2001, recording its eighth consecutive year of record earnings with shareholders' net income of $1,159 million. In recognition of this very strong performance, Mr. D'Alessandro was awarded a bonus under the AIP of $2.25 million.

The President and CEO's compensation package is competitive compared to chief executive officers of other major North American financial institutions, particularly the five largest Canadian chartered banks and major North American insurance companies.

Signed,

Arthur R. Sawchuk (Chair)
Lino J. Celeste
Robert E. Dineen, Jr.

# Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares from September 30, 1999 to December 31, 2001 with the total cumulative return of the TSE 300 Total Return Index for the same period. While the values assume the reinvestment of any declared dividends, no dividends were paid by the Company prior to 2000.

**MANULIFE FINANCIAL CORPORATION COMPARISON OF COMMON SHAREHOLDERS' RETURN**



Manulife Financial Corporation
TSE 300 Total Return Index
300
250
200
150
100
50
100
121
106
273
130
245
114
Sep. 99
Dec. 99
Dec. 00
Dec. 01

# Statement of Officers' Compensation

**SUMMARY COMPENSATION TABLE**

The following table summarizes compensation paid to the President and Chief Executive Officer and the four other highest-paid executive officers of the Company during the fiscal year ended December 31, 2001 (collectively, the "Named Executive Officers"). Compensation paid to the Named Executive Officers was strictly for their services as executive officers of the Company.

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | Awards | Payouts | |
| | Year | Salary | Bonus[1] | Other Annual Compensation | Securities under Options/SARs Granted | Restricted Shares or Restricted Share Units[2] | LTIP Payouts[3] | All Other Compensation[4] |
| Name and Principal Position | | ($) | ($) | ($) | (#) | ($) | ($) | ($) |
| Dominic D'Alessandro | 2001 | 1,175,000 | 2,250,000 | 158,964[6] | 258,683 | – | – | 1,285 |
| President and | 2000 | 1,075,000 | 2,000,000 | 121,936[6] | 1,379,245[7] | 5,532,307 | 11,064,588 | 1,208 |
| Chief Executive Officer | – | – | 1,000,000[5] | – | – | – | – | – |
| | 1999 | 987,500 | 1,392,000 | 203,979[6] | – | – | 351,650 | 1,276 |
| John D. Richardson | 2001 | 622,500 | 504,000 | 77,822[6] | 110,000 | – | – | 778 |
| Senior Executive Vice President | 2000 | 575,000 | 704,640 | 74,585[6] | 158,200 | 3,542,360 | 1,126,351 | 625 |
| | 1999 | 487,500 | 625,000 | 62,652[6] | – | – | 141,025 | 610 |
| John DesPrez III[8] | 2001 | 661,015 | 609,840 | 26,611[9] | 100,000 | – | – | 6,272[11] |
| Executive Vice President, | 2000 | 568,089 | 742,600 | 14,258[9] | 79,100 | – | 1,288,411[10] | 7,847[11] |
| U.S. Operations | 1999 | 496,096 | 622,263 | 13,879[9] | – | – | 1,281,675[10] | 8,987[11] |
| Victor S. Apps[12] | 2001 | 533,469 | 294,840 | 403,567[13] | 50,000 | – | – | 2,429 |
| Executive Vice President, | 2000 | 502,708 | 415,224 | 388,463[13] | 69,600 | 2,499,560 | 642,198 | 2,293 |
| Asia Operations | 1999 | 491,825 | 342,296 | 400,931[13] | – | – | 58,463 | 1,650 |
| Trevor Matthews[14] | 2001 | 436,250 | 352,000 | 97,157[15] | 55,000 | – | – | 612 |
| President and | 2000 | 421,250 | 467,925 | 52,589[6] | 75,900 | 1,981,320 | 380,510 | 447 |
| Chief Executive Officer | 1999 | 407,500 | 382,694 | 85,034[6] | – | – | – | 535 |
| Manulife Japan | | | | | | | | |

(1) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(2) Amounts shown represent deferred share units ("DSUs") awarded on October 2, 2000 under the ESOP based on a share price of $31.60, which was the closing price of the Company's Common Shares on the TSE on September 29, 2000. Aggregate holdings of DSUs as at December 31, 2001 and their value were as follows: Mr. D'Alessandro 201,700 DSUs with a value of $8,390,720, Mr. Richardson 113,679 DSUs with a value of $4,729,046, Mr. Apps 80,214 DSUs with a value of $3,336,902 and Mr. Matthews 63,583 DSUs with a value of $2,645,053. Additional DSUs are credited to reflect dividends paid on Common Shares.

(3) The Long Term Incentive Plan ("LTIP") introduced in 1994 was terminated in 2000. The accumulated incentive earned by the participants during the seven year life of the LTIP was paid to them on October 2, 2000 in the form of a cash payout, DSUs and stock options.

(4) Includes the amount of term life insurance premiums paid by Manufacturers Life for the benefit of the Named Executive Officers.

(5) Mr. D'Alessandro received a special one-time award in 2000. He elected to receive this bonus in DSUs, which equated to 23,952 units, at the per share price of $41.75. Additional DSUs are credited to reflect dividends paid on Common Shares.

(6) Includes amounts spent under the Manufacturers Life's executive flexible spending account (the "EFSA"). All executives resident in Canada are entitled to an annual allowance of between 10 per cent and 12 per cent of the executive's base salary to be used for a number of personal expenditures including: car payments, club memberships, and mortgage rebates. Also included are amounts received under "Pathways," the Company's employee flexible benefits program. For Mr. D'Alessandro, the 1999 amount includes reimbursements for the payment of taxes and loan interest associated with LTIP payments.

(7) Mr. D'Alessandro's 2000 option grant includes options granted in replacement of the appreciation rights that were forfeited upon termination of the LTIP.

(8) All compensation is paid to Mr. DesPrez in U.S. dollars. Amounts in the table have been converted to Canadian dollars using a rate of exchange of Cdn$1.54 per US$1.00 in 2001, Cdn$1.4852 per US$1.00 for 2000, and Cdn$1.486 per US$1.00 for 1999.

(9) As an executive officer not resident in Canada, Mr. DesPrez does not participate in the EFSA. The amounts shown represent the annual car and club membership allowances.

(10) These amounts represent payments Mr. DesPrez was entitled to receive through an arrangement available to him in respect of the Company's purchase in 1999 of the shares of Manulife Wood Logan Holding Company. One half of the payment was made in 1999 and the other half of the payment was made to Mr. DesPrez in June 2000. Consequently, Mr. DesPrez forfeited his right to receive any grants or payments under the former LTIP.

(11) Includes Company contributions under the 401(k) Pension Plan made on behalf of Mr. DesPrez.

(12) All compensation is paid to Mr. Apps in Hong Kong dollars. Amounts in the table have been converted to Canadian dollars using a rate of exchange of Cdn$0.1985 per HK$1.00 for 2001, Cdn$0.1906 per HK$1.00 for 2000, and Cdn$0.191 per HK$1.00 for 1999 amounts.

(13) As an executive officer not resident in Canada, Mr. Apps does not participate in the EFSA. The amounts shown include annual allowances for housing, car, club memberships, education, home leave and utilities.

(14) Mr. Matthews was appointed President and CEO, Manulife Life Insurance Company ("Manulife Japan") in April 2001. With this appointment, Mr. Matthews became ineligible to participate in EFSA, but eligible to receive an international premium.

(15) Amount shown includes: three months of EFSA at a rate of 12 per cent while in Canada, the international premium paid at a rate of 15 per cent of base salary for nine months while in Japan and amounts received under "Pathways," the Company's flexible benefits program. Amounts reported for the international premium have been converted to Canadian dollars using a rate of exchange of Cdn$ 0.012 per JPN Yen 1.00 for 2001.

## *Employment Agreements*

Upon commencement of his employment in 1994, Mr. D'Alessandro entered into an employment agreement with Manufacturers Life. The agreement states that Mr. D'Alessandro will receive a lump sum payment equal to 18 months of compensation based on his annual base salary and including his annual bonus, if a termination occurs without just and proper cause. All benefits will also continue for the 18 months, except additional pension, extended employment agreement credits and long-term disability (all of which cease immediately on termination).

In September 1999, the Named Executive Officers entered into Change in Control Agreements. These Agreements protect shareholder interests by removing the distractions of a change in control on key employees of the Company. These Agreements allow key employees to focus on the business of the Company by providing security and incentives to remain with the Company. For the purpose of the Agreements, "Change in Control" is defined as follows:

- an acquisition of 20 per cent of the Company's voting shares;
- a majority change in the Board of Directors of the Company; or
- a Management Agreement with another insurance company or financial institution that transfers the management of Manulife Financial Corporation or Manufacturers Life.

The Change in Control provisions will be triggered under the following circumstances:

- for Messrs. D'Alessandro and Richardson – a voluntary termination within a specified protection window following a Change in Control;
- for Messrs. DesPrez, Apps and Matthews – an involuntary or constructive termination within a specified protection window following a Change in Control.

The Change in Control severance will be paid as a lump sum at three times the annual compensation (base salary and annual incentive only) for Mr. D'Alessandro and Mr. Richardson, subject to reduction as the executive nears retirement. It will be paid at two times the annual compensation (base salary and annual incentive only) for Messrs. DesPrez, Apps and Matthews. At the time of Change in Control, long-term incentives and retirement benefits will vest. In addition, benefits will continue for the period covered by the severance payment.

## *Stock Option Plan*

On February 12, 2001 stock options were granted to the Named Executive Officers as set out in the table below. All the options granted had an exercise price of $41.75, which was the closing price of Common Shares on the Toronto Stock Exchange reported on the last trading day prior to the date of the grant.

These options have a maximum exercise period of 10 years and vest at 25 per cent per year with the first 25 per cent vesting one year after the grant date (February 12, 2002).

## *Options Granted During the Most Recently Completed Financial Year*

| Name | Securities Under Options Granted (#) | % of Total Options Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Dominic D'Alessandro | 258,683 | 6.82% | $41.75 | $41.75 | February 12, 2011 |
| John D. Richardson | 110,000 | 2.90% | $41.75 | $41.75 | February 12, 2011 |
| John DesPrez III | 100,000 | 2.63% | $41.75 | $41.75 | February 12, 2011 |
| Victor S. Apps | 50,000 | 1.32% | $41.75 | $41.75 | February 12, 2011 |
| Trevor Matthews | 55,000 | 1.45% | $41.75 | $41.75 | February 12, 2011 |

# *Aggregated Options Exercisable During the Most Recently Completed Financial Year and Financial Year-End Option Values*

The following table shows the aggregate number of stock options each Named Executive Officer holds and the value of these options as at December 31, 2001. The value of unexercised in-the-money options at financial year-end is equal to the difference between the exercise price of the options and the closing price of Common Shares on The Toronto Stock Exchange reported on the last trading day prior to year-end, which was $41.60 per share.

| Name | Unexercised Options as at December 31, 2001 (#) | | Value of Unexercised In-The-Money Options as at December 31, 2001 ($) | |
|---|---|---|---|---|
| | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Dominic D'Alessandro(1) | 563,040 | 1,074,888 | 5,630,400 | 8,162,050 |
| John D. Richardson | 79,100 | 189,100 | 791,000 | 791,000 |
| John DesPrez III | 39,550 | 139,550 | 395,500 | 395,500 |
| Victor S. Apps | 34,800 | 84,800 | 348,000 | 348,000 |
| Trevor Matthews | 37,950 | 92,950 | 379,500 | 379,500 |

(1) The total number of options held by Mr. D'Alessandro includes 1,379,245 options granted on October 2, 2000 in replacement of appreciation rights forfeited upon termination of the LTIP. Of this amount, 619,751 options vest at 25 per cent per year over four years, with the first 25 per cent vesting October 2, 2000 and the second 25 per cent vesting October 2, 2001. The remaining 759,494 options vest over three years, with the first one-third vesting October 2, 2001.

# *Pension Plans – Canada*

**DEFINED BENEFIT PROGRAM**

Canadian domiciled executive officers promoted or hired prior to January 1, 1999 continue to participate in the Defined Benefit component of the Canadian Staff Pension Plan. They receive supplemental pension benefits under the Company's supplemental retirement income program, where income is payable for the life of the executive officer with a minimum guarantee of 120 monthly payments.

Pensionable earnings are calculated as the highest average of the base earnings and bonuses earned over any 36 consecutive months. The pension benefit is determined by years of service multiplied by the sum of 1.3 per cent of pensionable earnings up to the average of the last three years maximum pensionable earnings ("YMPE") and two per cent of the excess of pensionable earnings over the final average YMPE. This is without regard to the maximum pension limit for registered pension plans imposed by Canada Customs and Revenue Agency.

The following table sets forth the aggregate standard annual benefits payable to executive officers under the Company's Canadian Staff Pension Plan and Supplemental Retirement Income Program.

**PENSION PLAN TABLE**

| Remuneration | Years of Service | | | | |
|---|---|---|---|---|---|
| | 15 | 20 | 25 | 30 | 35 |
| $ | $ | $ | $ | $ | $ |
| 125,000 | 33,534 | 44,713 | 55,891 | 67,069 | 78,247 |
| 150,000 | 41,034 | 54,713 | 68,391 | 82,069 | 95,747 |
| 175,000 | 48,534 | 64,713 | 80,891 | 97,069 | 113,247 |
| 200,000 | 56,034 | 74,713 | 93,391 | 112,069 | 130,747 |
| 225,000 | 63,534 | 84,713 | 105,891 | 127,069 | 148,247 |
| 250,000 | 71,034 | 94,713 | 118,391 | 142,069 | 165,747 |
| 300,000 | 86,034 | 114,713 | 143,391 | 172,069 | 200,747 |
| 400,000 | 116,034 | 154,713 | 193,391 | 232,069 | 270,747 |
| 500,000 | 146,034 | 194,713 | 243,391 | 292,069 | 340,747 |
| 600,000 | 176,034 | 234,713 | 293,391 | 352,069 | 410,747 |
| 700,000 | 206,034 | 274,713 | 343,391 | 412,069 | 480,747 |
| 800,000 | 236,034 | 314,713 | 393,391 | 472,069 | 550,747 |
| 900,000 | 266,034 | 354,713 | 443,391 | 532,069 | 620,747 |
| 1,000,000 | 296,034 | 394,713 | 493,391 | 592,069 | 690,747 |

Messrs. D'Alessandro, Richardson and Matthews have 15.8, 19.9 and 7.7 years of credited service respectively as at December 31, 2001. Entitlements include additional service credits for special or unique circumstances. Mr. Apps has 31.4 years of credited service as at December 31, 2001. Mr. DesPrez does not participate in the Company's Canadian Pension Plans because he resides in the United States.

# *Pension Plans – U.S.*

U.S. domiciled executives earn pension benefits through plan membership in the Manulife Financial U.S. Cash Balance Plan and the Manulife Financial U.S. Supplemental Cash Balance Plan.

**THE MANULIFE FINANCIAL CASH BALANCE PLAN**

Under this defined benefit pension plan, a separate account is established for each participant. The account receives company contribution credits based on service and earnings. The account earns semi-annual interest credits based on the yield of one-year Treasury bills plus half a percentage point, subject to a minimum interest credit of 5.25 per cent. The yearly maximum amount of eligible pay allowed under the qualified plan in 2001 is $170,000. Employees are vested after three years of service. Normal retirement age is 65. The normal form of pension payment under the Cash Balance Plan is a life annuity, with various choices available, including a lump sum.

**MANULIFE FINANCIAL U.S. SUPPLEMENTAL CASH BALANCE PLAN**

Executive officers are also eligible for benefits under the Manulife Financial U.S. Supplemental Cash Balance Plan. This is a non-contributory, non-qualified plan. During the period of an executive's active participation in the plan, annual company contribution credits are made on the portion of the executive's earnings in excess of $170,000 for 2001. Interest is credited under this plan at the same rate as the Cash Balance Plan. The default form of payment under the plan is a lump sum, although participants may elect to receive payment in the form of an annuity.

**COMPANY CONTRIBUTION CREDITS (CASH BALANCE PLUS SUPPLEMENTAL)**

| Completed Years of Cash Balance Service Credits as at December 31, 2001 | % of Eligible Pay up to $200,000 | % of Eligible Pay over $200,000 |
|---|---|---|
| Less than 6 | 4 | 4 |
| 6 - 10 | 5 | 5 |
| 11 -15 | 7 | 5 |
| 16 - 20 | 9 | 5 |
| 21 or more | 11 | 5 |

**PROJECTED CASH BALANCE AND SUPPLEMENTAL PENSION BENEFITS AT AGE 65 PAYABLE AS AN ANNUAL ANNUITY**

| | Years of Service | | | | |
|---|---|---|---|---|---|
| Remuneration | 15 | 20 | 25 | 30 | 35 |
| $ | $ | $ | $ | $ | $ |
| 200,000 | 21,358 | 37,202 | 59,858 | 89,227 | 127,303 |
| 300,000 | 30,980 | 52,319 | 82,098 | 120,702 | 170,751 |
| 400,000 | 40,601 | 67,436 | 104,338 | 152,177 | 214,198 |
| 500,000 | 50,223 | 82,552 | 126,578 | 183,652 | 257,645 |

Mr. DesPrez has 11.0 years of credited service as at December 31, 2001.

# Directors, Executive Officers and Senior Officers – Indebtedness

**INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS**

As at January 31, 2002, the aggregate indebtedness to the Company of all officers, Directors and employees and former officers of the Company or its subsidiaries, excluding routine indebtedness, amounted to $5,930,660.

**TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS**

The following table contains information concerning indebtedness to the Company, excluding routine indebtedness, by Directors, executive officers and senior officers of the Company:

| Name and Principal Position | Involvement of Issuer or Subsidiary | Largest Amount Outstanding During 2001 ($) | Amount Outstanding as at January 31, 2002 ($) |
|---|---|---|---|
| Norman Light[1]<br>Senior Vice President and Corporate Controller | Mortgagee/Lender | $ 504,773 | $ 497,892 |
| Roy Firth[2]<br>Senior Vice President, Wealth Management | Mortgagee | $ 480,364 | $ 462,214 |
| Paul Rooney[3]<br>Senior Vice President, Individual Insurance | Mortgagee | $ 400,310 | $ 395,367 |
| Joseph Pietroski[4]<br>Senior Vice President and Corporate Secretary | Mortgagee/Lender | $ 373,951 | $ 374,317 |
| Susan Robinson[5]<br>Senior Vice President, Human Resources and Communications | Lender | $ 29,761 | $ 29,572 |

(1) Amount represents the sum of a mortgage secured against the borrower's residence and a Manulife One Account line of credit with Manulife Bank. The annual interest rate on the mortgage is 3% with a term of 15 years. The mortgage is consistent with the Company's policy with respect to relocation and mortgages for executive officers. The Manulife One Account line of credit is secured by a collateral mortgage against the borrower's residence and consolidates the borrower's debts, short-term savings accounts and chequing accounts into one account with a daily interest rate charged at Manulife Bank's prime rate less 0.50%.

(2) Amount represents three mortgages secured against the borrower's residence. The annual interest rate on the first mortgage is 1.95% with a term of 5 years. The second mortgage is at an annual interest rate of 4% with a term of 20 years. The third mortgage is at an annual interest rate of 3% with a term of 15 years. Mr. Firth and his spouse are joint debtors. The mortgages are consistent with the Company's policy with respect to relocation and mortgages for executive officers.

(3) Amount represents two mortgages secured against the borrower's residence. The annual interest rate on the first mortgage is 3% with a term of 15 years. The second mortgage is at an annual interest rate of 6.75% with a term of 20 years. The mortgages are consistent with the Company's policy with respect to relocation and mortgages for executive officers.

(4) Amount represents a Manulife One Account line of credit with Manulife Bank secured by a collateral mortgage against the borrower's residence, with a daily interest rate charged at Manulife Bank's prime rate less 0.50 %.

(5) Amount represents a line of credit with an annual interest rate of 4%.

# Directors' and Officers' Insurance

The Company maintains a Directors' and Officers' Liability Insurance policy with a policy limit of $100,000,000 that is subject to a $1,000,000 corporate deductible. The policy expires March 31, 2002, and has an annual premium of $597,997.

The policy provides protection to Directors and officers against liability incurred by them in their capacities as Directors and officers of the Company and its subsidiaries. The policy also provides protection to the Company for claims made against Directors and officers for which the Company has granted Directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

# Additional Information

To obtain a copy of the Company's latest annual information form (when available), the audited annual financial statements, the management's discussion and analysis of the Company's financial condition and results of operations for 2001, any interim financial statements filed after the filing of the most recent annual financial statements, or this Circular, please visit our Web site at **www.manulife.com** or, alternatively, you may send your request to:

Manulife Financial Corporation
Investor Relations
200 Bloor Street East, NT7
Toronto, Ontario, M5W 1E5
Telephone: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

# Directors' Approval

This Circular is dated as of February 28, 2002 and except as otherwise indicated, all the information contained in this Proxy Circular is given as of that date. The Board of Directors of the Company has approved the contents and the distribution of this Proxy Circular to shareholders.

Signed

Joseph J. Pietroski
Senior Vice President and Corporate Secretary
February 28, 2002

# Procedures for Considering Shareholder Proposals

The Company's governing legislation, the *Insurance Companies Act* (Canada) ("the Act"), addresses the rights of shareholders to submit a proposal and the obligations of the Company in respect of proposals submitted.

The right of a shareholder to submit a proposal is subject to certain conditions set forth in the Act. The Company must attach any shareholder proposals to the Notice of Meeting, together with a statement in support of the proposal if requested by the shareholder. According to the Act, a shareholder proposal must be received at least 90 days before the anniversary date of the Company's previous Annual Meeting.

The Corporate Governance and Nominating Committee reviews shareholder proposals to determine whether they satisfy the conditions in the Act, before making a recommendation to the Board of Directors.

No shareholder proposals were received for inclusion in this Proxy Circular.

Manulife Financial

Manulife Financial Corporation

**Head Office**
200 Bloor Street East
Toronto, ON, Canada M4W 1E5
Tel: (416) 926-3000
Fax: (416) 926-5454

**Investor Relations**
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

TSE Toronto Stock Exchange

MFC LISTED NYSE

Hong Kong Exchanges and Clearing Limited
(The Holding Company of The Stock Exchange of Hong Kong)

PHILIPPINE STOCK EXCHANGE

www.manulife.com

Manulife Financial

# Proxy Form

**This proxy is solicited on behalf of management of Manulife Financial Corporation (the "Company").**

The undersigned shareholder of the Company hereby appoints Dominic D'Alessandro, President and Chief Executive Officer, or failing him, Donald A. Guloien, Executive Vice President and Chief Investment Officer, or failing him, Arthur R. Sawchuk, Chairman of the Board, with full power of substitution, or instead of any of them, ______________________________, as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Company to be held at 10:00 a.m. (Toronto time) on Tuesday, April 30, 2002 at the Head Office of the Company, 200 Bloor Street East, International Room, Toronto, Ontario, Canada, and at all adjournments thereof, and are specifically directed to vote the common shares represented by this proxy:

(1) Election of Directors

| **For a term of three years:** | **YES, FOR** | **WITHHOLD VOTE** |
|---|---|---|
| 01 Kevin E. Benson | ☐ | ☐ |
| 02 Lino J. Celeste | ☐ | ☐ |
| 03 Gail C. A. Cook-Bennett | ☐ | ☐ |
| 04 Dominic D'Alessandro | ☐ | ☐ |
| 05 Allister P. Graham | ☐ | ☐ |
| 06 Gordon G. Thiessen | ☐ | ☐ |

| | | **YES, FOR** | **WITHHOLD VOTE** |
|---|---|---|---|
| (2) | Appointment of Ernst & Young LLP as Auditors | ☐ | ☐ |

| | | **YES, FOR** | **NO, AGAINST** |
|---|---|---|---|
| (3) | Resolution to approve a Director Equity Incentive Plan for non-employee Directors of the Company, as described in the Proxy Circular | ☐ | ☐ |

Every properly executed proxy will be voted in accordance with the choices specified above. Where no choice is specified, this proxy will be voted YES, FOR the matters referred to above.

**Proxy Information**

This proxy confers discretionary authority on the proxy named above to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting in such manner as such proxy in his or her judgment may determine.

# Manulife Financial Corporation Annual Meeting of Shareholders to be held on Tuesday, April 30, 2002

**A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy.**

Such right may be exercised by filling in the name of the other person in the blank space provided; such other person need not be a shareholder.

To be valid, this proxy must be signed and received by the proxy department of CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, no later than 5:00 p.m. (Toronto time) on April 26, 2002 or, if the meeting is adjourned, no later than 5:00 p.m. (Toronto time) on the second business day preceding the day to which the meeting is adjourned.

▷ **THREE WAYS TO VOTE! SEE REVERSE** ▷

This proxy revokes and supersedes all proxies of earlier dates.

Dated this ________________ day of ________________, 2002.

______________________________________________

Signature of Shareholder /Authorized Officer

______________________________________________

Name of Shareholder (Please PRINT clearly)

## Notes

- This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
- If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
- In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of an intermediary (for example a bank, trustee or securities broker) or in the name of a clearing agency of which the intermediary is a participant. Non-Registered Holders should, in particular, review the section of the Proxy Circular entitled "Q&A on Voting at the Annual Meeting - Voting by Non-Registered Shareholders" and carefully follow the instructions of their intermediaries.
- If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.
- All shareholders should refer to the accompanying Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.
- If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.
- Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope.

**Manulife Financial Corporation now offers up to three ways to cast your vote: by mail or Internet (from anywhere in the world) and by phone (in North America). Choose whichever method is easiest for you.**

## Voting Instructions

**VOTE BY MAIL**

To vote by mail from anywhere in the world:

1. Complete the front of this form.
2. Sign and return the form in the enclosed envelope.

**Or Vote by Internet or Telephone**

**It's fast, convenient and your vote is immediately confirmed!**

**VOTE BY INTERNET**

To vote by Internet from anywhere in the world:

1. Go to the Web site www.proxyvoting.com/MFC
2. Follow the instructions on the screen.
3. You will be required to enter the 13-digit control number located on the front of this form.

**VOTE BY TELEPHONE**

To vote by phone from Canada or the United States:

1. Using a touch-tone phone, call toll free at 1-877-290-3210.
2. Follow the voice instructions.
3. When prompted, enter the 13-digit control number located on the front of this form.

Manulife Financial

## MANULIFE FINANCIAL CORPORATION TRANSFER AGENTS

**In Canada**
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495

**In the United States**
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ 07606-3420
U.S.A.
Tel: 1-800-783-9768

**In Hong Kong**

**Registered shareholders**
Central Registration
Shops 1712 – 1716, 17th Flr
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: 852-2862-8628

**Ownership statement holders**
Hongkong and Shanghai Bank
Custody and Clearing
35/F Sun Hung Kai Centre
30 Harbour Road, Wan Chai
Hong Kong
Tel: 852-2500-3201

**In the Philippines**
The Hong Kong and Shanghai
Banking Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: 632-683-2691

**Rest of the World**
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
Tel: 416-643-6268

Manulife Financial

# Electronic Documents Now Available from Manulife Financial

Manulife Financial Corporation ("Manulife Financial") is pleased to offer you electronic documents. Access the information whenever you want, no more waiting for the mail. If this suits your needs, we encourage you to take advantage of this service.

The Manulife Financial documents available electronically include:

- Annual Reports (including annual financial statements and management's discussion and analysis)
- Shareholder Reports (including quarterly financial statements)
- Notice of Shareholder Meetings
- Proxy Circulars and proxy related materials (where permitted by law)
- Other corporate information

These documents will be available to you on our Web site at **www.manulife.com** at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site until the next version is available.

We will notify you when documents will be available on the Web site by e-mail or other means and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, or if Manulife Financial so elects, paper copies will be mailed to you.

**Computer Requirements:** To view, download or save the documents, you will need a personal computer with a minimum of a 486/33 processor (or MacIntosh LCIII) with at least 16 mg of RAM and Windows 3.1 and access to an Internet Service Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

**YOU CAN CHANGE OR REVOKE THIS CONSENT OR REQUEST A PAPER COPY OF THE DOCUMENTS BY CONTACTING MANULIFE FINANCIAL'S TRANSFER AGENT OR ITS AUTHORIZED AGENT AT THE LOCATIONS SHOWN ON THE REVERSE.**

**TO RECEIVE DOCUMENTS ELECTRONICALLY COMPLETE AND MAIL THE ATTACHED FORM.**

**DETACH AND RETURN**

**RETAIN FOR YOUR FILES**

# Consent to Receive Documents Electronically

**To receive documents electronically through Manulife Financial's electronic delivery service, complete this form and return it as indicated.**

I have read and understand the above and consent to receive the Manulife Financial documents listed above electronically in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial's Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

**PRINT** Shareholder Name: ____________________

**PRINT** Shareholder e-mail Address: ____________________

**CONTACT PHONE NUMBER:** (____) ____________________

Please note: We will contact you by phone **only** if there is a problem with your e-mail address.

**Shareholder Signature** ____________________ **Date** __________

**The information provided above is confidential and will not be used for any purpose other than that described.**